Exhibit 99.1

TeliaSonera: Tero Kivisaari New Head of Business Area Eurasia

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 24, 2007--The CFO and deputy CEO, TeliaSonera Eurasia, Tero Kivisaari will as of May 1, 2007 assume the assignment as President TeliaSonera Eurasia. Kivisaari is 35 years old and holds double exams from Helsinki University of Technology and Helsinki School of Economics. He has been with TeliaSonera for ten years.

Tero Kivisaari will replace Erdal Durukan who at his own request will resign to pursue other interests, as from May 1, 2007.

"After 13 years of developing Telecom in Turkey, Central Asia and Eastern Europe, with Turkcell and Fintur, it is a natural step for me to pursue new challenges. The years with TeliaSonera have been very prosperous - the whole region is going through an expansive and exciting period - and Business Area Eurasia constitutes today approximately one third of TeliaSoneras net result", says Erdal Durukan.

"Erdal Durukan has done an excellent job for TeliaSonera and we wish him success in the future", says Anders Igel, President and CEO, TeliaSonera.

"Tero Kivisaari has during the last five years had a very important role in developing our operations in Eurasia. He will provide us with the required continuity in our future efforts," Anders Igel adds.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera (Nasdaq:TLSN) (LSE:TEE) (HEX:TLS1V) (STO:TLSN) is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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